Kerri C. Kinney Chief Financial Officer

May 31, 2006

VIA FACSIMILE (202) 772-9208

Ms. Amanda B. Roberts

Staff Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Community Bancshares, Inc.

Item 4.02 Form 8-K

Filed May 16, 2006

File No. 000-16461

Dear Ms. Roberts:

This letter responds to your letter dated May 22nd.

1. The amended 2005 Form 10-K, which will include restated financial statements as described on Form 8-K filed May 16, 2005, is expected to be filed within the next ten (10) business days.

2. Our 2005 quarterly reports on Form 10-Q are not being amended because the amended 2005 Form 10-K will include the restated quarterly financial information for each of the quarters in 2005. In addition, the Form 10-Q filed for the first quarter of 2006 included the restated quarterly financial information for the first quarter of 2005.

3. A description of the prior period adjustment necessary to correct the ending balance of accumulated earnings (deficit) and total stockholders’ equity as of December 31, 2002 and 2003 and the facts and circumstances underlying our conclusions regarding this adjustment, are as follows:

As described in Form 8-K filed on May 16, 2005, we determined that deferred income tax assets as of December 31, 2005 were overstated by $1.1 million. This overstatement resulted from our utilizing net operating losses related to $0.5 million and $0.6 million of deferred income tax assets in 2004 and 2002, respectively, for income tax reporting purposes; whereas, we did not record a corresponding reduction of our deferred income tax assets for financial reporting purposes. Therefore, deferred income tax assets and accumulated earnings and stockholders’ equity were misstated as of December 31, 2003 and 2002 by $0.6 million.

P.O. Box 1000

Blountsville, AL 35031

Phone (205) 429-1000

Fax (205) 429-4813

Ms. Amanda B. Roberts

May 31, 2006

Attached, we are providing you with certain pages of our draft 10-K/A that demonstrates and further explains these positions.

Community Bancshares, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Kerri C. Kinney Kerri C. Kinney
Chief Financial Officer

Co mmunity Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – Restatement

Community Bancshares, Inc. has restated its consolidated financial statements for the year ended December 31, 2004 and for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. These restatements are to correct errors related to the Company’s derivative accounting under Statement of Financial Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).

These restatements affect the consolidated financial statements and the other financial information for the year ended December 31, 2004 and for each of the quarters in 2005 and 2004 previously reported on Form 10-K and Form 10-Q.

In December 2003, the Company entered into an interest rate swap agreement relating to a pool of certificates of deposit (CD swap) that was accounted for as a fair value hedge under SFAS No. 133. The Company elected an abbreviated method (the “short-cut” method) of documenting the effectiveness of the swap as a hedge, which allowed the Company to assume no ineffectiveness in the transaction as long as critical terms did not change. The Company recently concluded that the CD swap did not qualify for this method in prior periods. Hedge accounting under SFAS No. 133 for this swap transaction is not allowed retrospectively because the hedge documentation required for the long-haul method was not in place at the inception of the hedge. Eliminating the application of fair value hedge accounting reverses the fair value adjustments that were made to the hedged item, the pool of certificates of deposit. This reversal of fair value hedge accounting also results in reclassification of swap net settlements from interest expense to noninterest income as well as recording of swap mark-to-market adjustments in trading gains (losses) on economic hedges.

Also, on May 11, 2006, the Company determined that it should amend its 2005 Annual Report on Form 10-K as a result of its conclusion that its deferred income tax assets were overstated by the amount of the tax refunds received as a result of the Company’s net operating losses that generated the deferred tax assets. The Company has amended the 2005 Form 10-K to reflect a prior period adjustment to the Company’s equity balance as of December 31, 2002 and to reflect a restatement of the financial results reported for the quarter and year ended December 31, 2004 as well as the resulting effects on the consolidated balance sheet and consolidated statement of stockholders’ equity for the year ended December 31, 2005.

The following table reflects a prior period adjustment necessary to correct the ending balance of the Company’s accumulated earnings (deficit) and total stockholders’ equity for the deferred tax asset overstatement as of December 31, 2002 and 2003. Stockholders’ equity at December 31, 2003 was affected only by the same prior period adjustment to 2002.

	Accumulated Earnings (Deficit)	Total Stockholders’ Equity
	(in thousands)
Balance at December 31, 2002, before prior period adjustment	$11,024	$40,311
Prior period adjustment	(643)	(643)

Balance at December 31, 2002, as restated	$10,381	$39,668

Balance at December 31, 2003, as restated	$(2,719)	$34,676

The following tables reflect the previously reported amounts and the restated results by financial statement line item for the consolidated balance sheet, the consolidated statement of operations, and the consolidated statement of changes in stockholders’ equity for the year ended December 31, 2004. The restated amounts reflect adjustments for both the swap transaction and the deferred tax asset correction and include the prior period adjustment described above. Certain amounts have been reclassified to conform to current year presentation.

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Consolidated Balance Sheet:

	As of December 31, 2004
	As Previously Reported	As Restated
	(in thousands)
Deferred income tax assets (c)	$9,843	$12,758
Other assets (a)	7,845	3,862
Total assets (c)	553,424	552,355
Interest-bearing deposits (b)	378,347	378,635
Total deposits (b)	448,627	448,915
Total liabilities (b)	510,547	510,835
Accumulated deficit (c)	(1,899)	(3,256)
Total stockholders’ equity (c)	42,877	41,520
Total liabilities and stockholders’ equity (c)	553,424	552,355

Consolidated Statement of Operations:

	For the Year Ended December 31, 2004
	As Previously Reported	As Restated
	(in thousands, except per share data)

Interest expense-deposits (b)	$8,816	$9,115
Total interest expense (b)	12,626	12,925
Net interest income (1)(b)	18,675	17,301
Net interest income, after provision for loan losses (1)(b)	17,688	16,314
Trading gains (losses) and net settlements on economic hedges (b)	—	11
Income (loss) before income taxes (c)	53	(234)
Income taxes (c)	123	(303)
Net income (c)	$176	$(537)
Net income (loss) per share:
Basic (c)	$0.02	$(0.06)
Diluted (c)	$0.02	$(0.06)

(1)	Also includes reclassification adjustment for SFAS 91 so that prior years’ amounts conform to current year presentation.

Statement of Changes in Stockholders’ Equity:

	For the Year Ended December 31, 2004
	(in thousands)
	As Previously Reported	As Restated
Increase attributable to net income (c)	$176	$(537)
Balance, end of period (c)	42,877	41,520

In addition, the following Notes to Consolidated Financial Statements have been restated: Notes 2, 9, 11, 12, 15, 17, 20, 23, 24 and 26.

(a)	Affected by restatement of deferred tax asset, including the prior period adjustment.
(b)	Affected by restatement of SWAP.
(c)	Affected by restatements of both deferred tax asset, including the prior period adjustment, and the restatement of the SWAP.

Note 2 – Summary of Significant Accounting Policies

The accounting policies followed by the Company and the methods of applying these policies conform with accounting principles generally accepted in the United States and with general practices within the banking industry. Certain policies that significantly affect the determination of financial position, results of operations and cash flows are summarized below.

Nature of Operations: Community Bancshares, Inc. and its subsidiaries (the “Company”) provide a full range of banking services to individual and corporate customers in eleven counties in Alabama – Blount, Cullman, Dekalb, Etowah, Lauderdale, Limestone, Madison, Marshall, Morgan, Marion, Walker, Winston, Marengo, Perry, St. Clair and Talladega. Community Bancshares, Inc. conducts its operations through Community Funding Corporation and Community Bank and its subsidiaries, 1st Community Credit Corporation, Community Insurance Corp., Southern Select Insurance, Inc., and Community Appraisals, Inc. collectively (the “Bank”).

Principles of Consolidation: The consolidated financial statements include the accounts of Community Bancshares, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates: In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred income tax assets, contingency reserves and asset impairments.

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Unaudited Consolidated Quarterly Results

A summary of the unaudited results of operations for each quarter of 2005 and 2004 follows:

	First Quarter (restated)	Second Quarter (restated)	Third Quarter (restated)	Fourth Quarter
	(in thousands except per share data)
2005:
Total interest income	$7,485	$8,030	$8,357	$8,485
Total interest expense	3,296	3,383	3,469	3,786
Provision for loan losses	258	86	318	134
Net interest income, after provision for loan losses	3,931	4,561	4,570	4,565
Securities gains, net	(2)	(36)	—	(3)
Trading gains (losses) on economic hedge	(223)	135	(144)	(49)
Total noninterest income	1,801	1,572	1,339	2,330
Total noninterest expense	5,427	5,828	5,808	5,535
Income taxes	(99)	(125)	(3)	(196)
Net income (loss)	205	181	98	1,165

Net income (loss) per share:
Basic	$0.02	$0.02	$0.01	$0.14
Diluted	$0.02	$0.02	$0.01	$0.14

	First Quarter (restated)	Second Quarter (restated)	Third Quarter (restated)	Fourth Quarter (restated)
	(in thousands except per share data)
2004:
Total interest income	$7,653	$7,497	$7,607	$7,469
Total interest expense	3,284	3,201	3,183	3,257
Provision for loan losses	299	78	345	265
Net interest income, after provision for loan losses	4,070	4,218	4,079	3,947
Securities gains, net	238	—	(44)	(1)
Trading gains (losses) on economic hedge	388	(620)	388	(126)
Total noninterest income	2,113	818	1,823	1,719
Total noninterest expense	5,827	5,476	5,518	6,200
Income taxes	(204)	233	(408)	76
Net income (loss)	152	(207)	(24)	(458)

Net income (loss) per share:
Basic	$0.02	$(0.02)	$(0.01)	$(0.05)
Diluted	$0.02	$(0.02)	$(0.01)	$(0.05)

As described in Note 1, the Company has restated its previously reported quarterly results for 2004 and the first three quarters of 2005, as listed above.

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These restatements increased (decreased) income statement captions for the affected periods as follows (unaudited) (in thousands except per share data):

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Interest expense	$(11)	$299
Noninterest income	(233)	11
Provision for income taxes	(89)	426

Net income	$(133)	$(714)

Diluted net income per share	$(0.02)	$(0.08)

	For the Quarters Ended
	Total	September 30, 2005	June 30, 2005	March 31, 2005
Interest expense (1)	$(11)	$(30)	$1	$18
Noninterest income (1)	(233)	(144)	135	(224)
Provision for income taxes (1)	(89)	(46)	54	(97)

Net income (1)	$(133)	$(68)	$80	$(145)

Diluted net income per share (1)	$(0.08)	$(0.01)	$0.01	$(0.02)

	For the Quarters Ended
	Total	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Interest expense (1)	$299	$61	$61	$88	$89
Noninterest income (1)	11	(125)	369	(620)	387
Provision for income taxes (2)	426	145	351	(271)	201

Net income (2)	$(714)	$(331)	$(43)	$(437)	$97

Diluted net income per share (2)	$(0.08)	$(0.03)	$(0.01)	$(0.05)	$0.01

(1)	Affected by restatement of SWAP.
(2)	Affected by restatements of both SWAP and the deferred tax asset.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In 2005, there were no changes in or disagreements with our accountants.

ITEM 9A. CONTROLS AND PROCEDURES.

Restatement

During the course of our 2005 external audit, our accounting staff along with our external auditors identified an error with respect to our use of hedge accounting for a certain transaction in accordance with generally accepted accounting principles, including Statement of Financial Accounting Standards No. 133 (“SFAS 133”) and its related interpretations. The error was in accounting for the interest rate swap on a pool of certificates of deposit. Upon initial application, this swap was viewed as eligible for either the “short cut” or abbreviated method of documenting effectiveness of the swap as a hedge. Because this swap was retrospectively determined not to qualify for these abbreviated methods of documentation, we were required to, but did not, test periodically for effectiveness. Adjustments to correct the accounting for this transaction are included in our restated consolidated financial statements.

The accounting staff and the external auditors reported their findings to management and to the Chairman of the Audit Committee of the Board of Directors. After initial discussions with the Chairman of the Audit Committee, management determined on February 1, 2006 that previously reported financial results should be restated to reflect correction of this error to eliminate hedge accounting for this swap and, in light of the restatement, that the financial statements and other information referred to above should no longer be relied upon.

Also, on May 11, 2006, the Company determined that it should amend its 2005 Annual Report on Form 10-K as a result of its conclusion that its deferred income tax assets were overstated by the amount of the tax refunds received as a result of the Company’s net operating losses that generated the deferred tax assets. The Company has amended the 2005 Form 10-K to reflect a prior period adjustment to the Company’s equity balance as of December 31, 2002 and to reflect a restatement of the financial results reported for the quarter and year ended December 31, 2004 as well as the resulting effects on the consolidated balance sheet and consolidated statement of stockholders’ equity for the year ended December 31, 2005.

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